ventracor

RECEIVED

2007 APR 13 A 11:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

04 April 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

07022594

SUPPL

Dear Ladies and Gentlemen

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

PROCESSED
APR 19 2007
THOMSON FINANCIAL

Andrew Geddes
Investor & Media Relations Manager

encl

confidential

ventracor

asx announcement

Ventracor Celebrates 100th implant of the VentrAssist

Sydney Australia 02 April 2007: Ventracor (ASX:VCR) today announced the 100th implant of the VentrAssist left ventricular assist device (LVAD).

The surgical procedure was performed by a team led by Professor Lars Wiklund at the Sahlgrenska University Hospital in Gothenburg in Sweden.

Professor Wiklund said: "We are honoured to be the team to implant the 100th VentrAssist, and to join the growing number of distinguished surgeons and cardiologists worldwide using this exciting Australian technology to help heart failure patients and their families."

The CEO of Ventracor, Peter Crosby, said: "More than a dozen European hospitals have been trained to implant the VentrAssist, the BRACE Study is gathering momentum, and implants in Europe are growing. We will open a logistics centre in the Netherlands in coming months to support our business expansion."

"The VentrAssist is an Australian success story that has touched the lives of 100 patients around the world." Mr Crosby said. "We look forward to seeing that number grow in the coming years as we build our business."

About Ventracor
Ventracor is a global medical device company which produces an implantable blood pump, the VentrAssist left ventricular assist device (LVAD), as therapy to improve the lives of heart failure patients and their families. Ventracor is dedicated to building partnerships with healthcare professionals to make the VentrAssist the standard-of-care worldwide.

Further information, please visit www.ventracor.com or contact

Andrew Geddes
Manager, Investor Relations
Ventracor
+61 2 9406 3100

Graeme Fallet
Chief Financial Officer
Ventracor
+ 61 2 9406 3100

END